Board of Directors

Stream Communications Network & Media Inc.

Commerce Place

PO Box 20

#1020 -400 Burrard Street

Vancouver BC V6C 3A6

Dear Sirs:

We consent to the incorporation in the Registration Statement on Form 20F of our report dated April 25, 2005 except for notes 19 and 20 dated June 24, 2005 relating to the consolidated balance sheets of Stream Communications Network & Media Inc., and the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2004 and 2003.

“MacKay LLP”

Chartered Accountants

Vancouver, Canada

June 30, 2005